Exhibit 99.1

ADIRA ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

UNAUDITED

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Consolidated Statements of Financial Position	3

Consolidated Statements of Comprehensive Profit and Loss	4

Consolidated Statements of Changes in Equity	5

Consolidated Statements of Cash Flows	6

Notes to Interim Consolidated Financial Statements	7 - 10

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NOTICE TO SHAREHOLDERS

The accompanying unaudited condensed consolidated interim financial statements of Adira Energy Ltd. for the three month period ended March 31, 2016 have been prepared by management in accordance with International Financial Reporting Standards applicable to consolidated interim financial statements (see note 2 to the unaudited condensed consolidated interim financial statements). Recognizing that the Company is responsible for both the integrity and objectivity of the unaudited condensed consolidated interim financial statements, management is satisfied that these unaudited condensed consolidated interim financial statements have been fairly presented.

Under National Instrument 51-102, part 4, sub-section 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	March 31,	December 31,
	2016	2015
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$55	$124
Loan receivable	25	25
Other receivables and prepaid expenses	13	14

Total current assets	93	163

Total assets	$93	$409

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$4	$60
Other accounts payable and accrued liabilities	71	65

Total current liabilities	75	125

NON-CURRENT LIABILITIES
Warrant liability	112	112

Total liabilities	187	237

DEFICIT:
Share capital	-	-
Additional paid-in capital	34,060	34,060
Accumulated deficit	(34,154)	(34,134)

Total deficit	(94)	(74)

Total liabilities and deficit	$93	$163

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE PROFIT AND LOSS

U.S. dollars in thousands, except share and per share data

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited

Expenses:
General and administrative expenses	$21	$85	$349
Gain on settlement of accounts payable and other payables	-	-	(25)

Total expenses	21	85	324

Loss before financing gain (loss) on foreign exchange and gain on revaluation warrant liability	(21)	(85)	(324)

Foreign Exchange gain (loss)	1	7	(23)
Gain on revaluation of warrant liability	-	-	78

Loss before income taxes	(20)	(78)	(269)
Income taxes			-

Net loss and comprehensive loss	$(20)	$(78)	$(269)

Basic and diluted net loss per share attributable to equity holders of the parent	$(0.00)	$(0.01)	$(0.02)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	17,112,022	12,292,022	15,439,508

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

U.S. dollars in thousands, except share data

		Attributable to equity holders of the parent
	Number of	Share	Additional paid-in	Accumulated	Total (Deficit)
	shares	capital	capital	deficit	equity

Balance as of December 31, 2014	12,292,022	$-	$34,051	$(33,865)	$186

Shares and warrants issued in private placement, net (Note 15(b)(iii))	4,820,000	-	7	-	7
Share-based compensation			2	-	2
Net loss	-	-	-	(269)	(269)

Balance as of December 31, 2015	17,112,022	$-	$34,060	$(34,134)	$(74)
Net loss	-	-	-	(20)	(20)
Balance as of March 31, 2016	17,112,022	$-	$34,060	$(34,154)	$(94)

			Attributable to equity holders of the parent
	Number of	Share	Additional paid in	Accumulated
	shares	capital	capital	deficit	Total

Balance as of January 1, 2015 (audited)	12,292,022	$-	$34,051	$(33,865)	$186
Net loss and comprehensive loss	-	-	-	(78)	(78)

Balance as of March 31, 2015 (unaudited)	12,292,022	$-	$34,051	$(33,943)	$108

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited

Cash flows from operating activities:
Net profit (loss)	$(20)	$(78)	$(269)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Revaluation of warrants	-	-	(78)
Loss on sale of fixed assets	-	1	2
Gain on settlement of accounts payable and other payables	-	-	(25)
Share-based compensation	-	-	2

	1	1	(368)

Changes in operating asset and liability items:
Decrease in accounts receivable, other receivables and prepaid expenses	1	33	50
Increase (decrease) in trade payables	(56)	26	(82)
Decrease in other accounts payable and accrued liabilities	6	(20)	9

	(49)	39	(23)

Net cash used in operating activities	(69)	(38)	(391)

Cash flows from investing activities:
Proceeds from sale of equipment	-	1	1
Cash provided from loan receivable	-	-	((25)
Decrease in restricted cash	-	9	9

Net cash generated from investing activities	-	10	(15)

Cash flows from financing activities:
Proceeds from issue of shares	-	-	196
Net cash generated from financing activities	-	-	196

Decrease in cash and cash equivalents	(69)	(28)	(210)
Cash and cash equivalents at the beginning of the period	124	334	334

Cash and cash equivalents at the end of the period	$55	$306	$124

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Nature of operations:

Adira Energy Ltd. and its subsidiaries ("Adira" or "the Company"), is an oil and gas exploration company. Adira is a limited company, incorporated on April 8, 2009, and domiciled in Toronto, Ontario, Canada.  The registered head office is located at 20 York Mills Road, Suite 400, Toronto,. Ontario, M2P 2C2.  The Company's shares are currently traded on the OTC market in the U.S. and the TSX Venture Exchange ("TSX") in Canada. The consolidated financial statements of the Company for the year ended December 31, 2015 were authorized for issue in accordance with a resolution of the directors on April 28, 2016.

These financial statements have been prepared in a condensed format as of March 31, 2016, for the three months then ended ("interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2015, and for the year then ended and the accompanying notes.

Letter of intent to complete a transaction

On November 4, 2015, the Company entered into a letter of intent ("LOI") with SMAART Holdings Inc. ("SMAART") whereby the Company will acquire SMAART through a three cornered amalgamation between the Company and its wholly owned subsidiary (the "Transaction").  In connection with the completion of the Transaction the amalgamated entity (the "Resulting Issuer") intends to continue to be listed on the TSX Venture Exchange using Adira's current listing.

SMAART is a British Columbia based corporation that owns a Nevada, USA subsidiary, SMAART Holdings Corp., which in turn owns the following active subsidiaries:

(i)	Empower Healthcare Corporation ("EHC") is an Oregon based corporation that provides physician services to patients. EHC focuses on pain management services and is a pioneer in the recommendation of cannabis based products to its patients.

(ii)	The Hemp & Cannabis Company ("THCC") is an Oregon corporation. THCC owns and leases real estate that was used to cultivate cannabis with state licenses in both Oregon and Washington.

(iii)	SMAART Inc. is an Oregon corporation that provides administrative services to SMAART owned companies.

(iv)	The Hemp & Cannabis Company (Washington) owns a property in Washington state that previously was used to cultivate cannabis on behalf of clinic patients.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (CONTINUED)

a.	Nature of operations (continued):

The Transaction is subject to a number of conditions typical in a transaction of this nature, including without limitation, the approval by at least 66 2/3% of the votes cast by Adira shareholders at a special meeting of Adira shareholders to approve the Transaction and the approval of the TSX Venture Exchange. On closing of the Transaction, it is expected that current shareholders of Adira will own 10% of the Resulting Issuer, while the current shareholders of the SMAART will own the remaining 90%.

Another condition of the Transaction is that SMAART complete a financing to close concurrently with the completion of the Transaction.

b.         Financial position:

As reflected in the consolidated financial statements, as of March 31, 2016, the Company had an accumulated deficit of $34,154. The Company is an early-exploration stage company and its operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. There can be no assurance that the Company will be able to continue to raise funds from the aforementioned sources in which case the Company may be unable to meet its obligations. These factors raise substantial doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	EQUITY

a.	Stock Option Plan:

The movement in stock options during the three months ended March 31, 2016, was as follows:

	Number of options outstanding	Weighted average exercise price

Balance at December 31, 2015 (audited)	271,334	2.85
Options forfeited	(16,667)	9.29

Balance at March 31, 2016 (unaudited)	254,667	2.64

The following table summarizes information about stock options outstanding and exercisable as of March 31, 216 (unaudited):

Grant date	Expiry date	Grant date fair value	Exercise price (*)	Number of options outstanding	Number of options exercisable	Average remaining contractual life

May 3, 2011 (*)	May 2, 2016	$7.80	$6.93	16,667	16,667	0.09
December 1, 2011 (*)	November 30, 2016	$3.30	$5.78	2,000	2000	0.67
August 22, 2012 (*)	August 21, 2017	$1.05	$2.31	236,000	236,000	1.39

				254,667	254,667

(*)	The exercise price is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate on March 31, 2016.

b. Share purchase warrants:

The following tables summarize information applicable to warrants outstanding as of March 31, 2016:
Issue date	Expiry date	Grant date fair value	Exercise price (*)	Number of warrants

May 7, 2015	May 6, 2018	$0.04	$0.03	4,820,000

(*)	The exercise price of these warrants is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate as of March 31, 2016.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-	RELATED PARTY TRANSACTIONS

During the three month period ended March 31, 2016, the Company incurred $2 in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company, as compared to $34 during the three month period ended March 31, 2015.

These transactions are in the ordinary course of business and are measured at the amount of consideration set and agreed by the related parties.

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